FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004,

PERMANENT FINANCING (NO. 6) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Permanent Mortgages Trustees Limited			Quarter	10/12/2004	to	09/03/2005
Monthly Report	December 2004
Date of Report		13/01/2005

Mortgages

Number of Mortgages in Pool	495,634

Current Principal Balance	£31,889,122,238
Opening Trust Assets	£100
Total	£31,889,122,338

Notes Outstanding	£24,746,505,291
Funding Share	£23,942,646,291
Cash Accumulation Balance	£803,859,000
Funding Share Percentage	75.08092%
Seller Share	£7,946,475,946
Seller Share Percentage	24.91908%

Minimum Seller Share (Amount)	£1,594,456,112
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis	Number	Principal	Arrears	% by Principal
Less than 1 month	488,649	£31,368,892,016.92	£2,812,346.99	98.37%
1 - < 2 months	4,652	£360,290,493.80	£2,595,058.11	1.13%
2 - < 3 months	965	£70,122,158.39	£1,017,836.08	0.22%
3 - < 6 months	942	£62,444,502.74	£1,578,711.30	0.20%
6 - < 12 months	368	£24,281,457.21	£1,180,011.27	0.08%
12 months +	58	£3,091,608.81	£271,177.99	0.01%
Total	495,634	£31,889,122,237.87	£9,455,141.74	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	14	£1,568,855.94	£94,609.37

Properties in Possession (this month)

Number Brought Forward	11
Repossessed	3
Sold	0
Number Carried Forward	14

Average Time from Possession to Sale in days	0
Average Arrears at Sale	£0.00

MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 14/06/2002)*	203,962	£14,162,131,295.91

* On 18th November 2004, Permanent 6 closed. The Permanent Trust was topped-up by 104,569 accounts (to value: £9,582,315,929.58).  These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	3.02%	30.77%
Previous 3 Month CPR Rate	3.33%	33.36%
Previous 12 Month CPR Rate	3.81%	37.26%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	33.27
Average Loan Size	£64,340.06
Weighted Average Current HPI LTV (by value)	46.91%
Weighted Average Current LTV (by value)	64.95%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.658%

Excess Spread
Current Month	0.395%
November 2004	0.463%
October 2004	0.474%

Product Breakdown
Fixed Rate %	30.84%
Tracker Rate %	50.09%
Other Variable Rate %	19.07%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	82,736	£2,076,568,464.44	6.51%
30 - 35%	21,150	£958,612,127.89	3.01%
35 - 40%	23,511	£1,205,857,826.74	3.78%
40 - 45%	25,532	£1,441,875,259.24	4.52%
45 - 50%	28,187	£1,742,089,216.97	5.46%
50 - 55%	30,114	£2,018,869,409.73	6.33%
55 - 60%	31,792	£2,326,411,691.09	7.30%
60 - 65%	33,332	£2,591,401,704.17	8.13%
65 - 70%	36,216	£3,002,461,154.87	9.42%
70 - 75%	42,651	£4,023,729,904.89	12.62%
75 - 80%	29,381	£2,363,251,993.87	7.41%
80 - 85%	29,799	£2,128,340,246.47	6.67%
85 - 90%	33,070	£2,523,783,876.58	7.91%
90 - 95%	29,425	£2,057,131,674.67	6.45%
95 - 100%	17,496	£1,342,346,429.52	4.21%
100% +	1,242	£86,391,256.73	0.27%
Totals	495,634	£31,889,122,237.87	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	176,019	£6,089,837,669.88	19.10%
30 - 35%	48,150	£2,714,443,131.75	8.51%
35 - 40%	52,017	£3,201,276,190.10	10.04%
40 - 45%	47,581	£3,216,920,152.28	10.09%
45 - 50%	38,808	£3,028,903,614.42	9.50%
50 - 55%	32,634	£2,848,869,561.63	8.93%
55 - 60%	28,695	£2,709,875,479.24	8.50%
60 - 65%	23,892	£2,513,404,731.05	7.88%
65 - 70%	17,009	£1,971,039,969.87	6.18%
70 - 75%	11,506	£1,270,513,653.05	3.98%
75 - 80%	8,162	£914,133,382.42	2.87%
80 - 85%	5,749	£712,463,281.83	2.23%
85 - 90%	3,644	£472,433,270.84	1.48%
90 - 95%	1,385	£177,488,835.02	0.56%
95 - 100%	380	£47,048,928.79	0.15%
100% +	3	£470,385.70	0.00%
Totals	495,634	£31,889,122,237.87	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	6.75%
Effective Date of Change	01/09/2004
Current HVR2 Rate	6.00%
Effective Date of Change	01/09/2004

Notes	Deal	Rating (Moody’s/S&P/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class A	Permanent Financing No.3	P-1 / A-1+ / F1+	$1,100,000,000.00	2.37000%	-0.040%
Series 1 Class A	Permanent Financing No.4	P-1 / A-1+ / F1+	$1,500,000,000.00	2.37000%	-0.050%
Series 1 Class A	Permanent Financing No.5	P-1 / A-1+ / F1+	$1,250,000,000.00	2.37000%	-0.020%
Series 1 Class A	Permanent Financing No.6	P-1 / A-1+ / F1+	$1,000,000,000.00	2.37000%	-0.030%
Series 1 Class B	Permanent Financing No.3	Aa3 / AA / AA	$38,000,000.00	2.46000%	0.180%
Series 1 Class B	Permanent Financing No.4	Aa3 / AA / AA	$78,100,000.00	2.46000%	0.140%
Series 1 Class B	Permanent Financing No.5	Aa3 / AA / AA	$53,000,000.00	2.46000%	0.140%
Series 1 Class B	Permanent Financing No.6	Aa3 / AA / AA	$35,800,000.00	2.46000%	0.100%
Series 1 Class M	Permanent Financing No.4	A2/A/A	$56,500,000.00	2.46000%	0.230%
Series 1 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$38,000,000.00	2.46000%	0.950%
Series 1 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$44,400,000.00	2.46000%	0.500%
Series 1 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	$34,700,000.00	2.46000%	0.350%
Series 2 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	2.46000%	0.150%
Series 2 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,700,000,000.00	2.46000%	0.110%
Series 2 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$2,400,000,000.00	2.46000%	0.070%
Series 2 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$1,300,000,000.00	2.46000%	0.110%
Series 2 Class A	Permanent Financing No.6	Aaa / AAA / AAA	$1,000,000,000.00	2.46000%	0.090%
Series 2 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	2.46000%	0.280%
Series 2 Class B	Permanent Financing No.2	Aa3 / AA / AA	$61,000,000.00	2.46000%	0.330%
Series 2 Class B	Permanent Financing No.3	Aa3 / AA / AA	$59,000,000.00	2.46000%	0.250%
Series 2 Class B	Permanent Financing No.4	Aa3 / AA / AA	$100,700,000.00	2.46000%	0.180%
Series 2 Class B	Permanent Financing No.5	Aa3 / AA / AA	$56,400,000.00	2.46000%	0.180%
Series 2 Class B	Permanent Financing No.6	Aa3 / AA / AA	$35,800,000.00	2.46000%	0.140%
Series 2 Class M	Permanent Financing No.4	A2/A/A	$59,900,000.00	2.46000%	0.330%
Series 2 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	2.46000%	1.180%
Series 2 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$61,000,000.00	2.46000%	1.450%
Series 2 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$59,000,000.00	2.46000%	1.050%
Series 2 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$82,200,000.00	2.46000%	0.720%
Series 2 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$46,200,000.00	2.46000%	0.650%
Series 2 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	$34,700,000.00	2.46000%	0.450%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$1,100,000,000.00	2.46000%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.17000%	0.230%
Series 3 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,500,000,000.00	2.46000%	0.180%
Series 3 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$1,700,000,000.00	2.46000%	0.140%
Series 3 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$750,000,000.00	2.46000%	0.160%
Series 3 Class A	Permanent Financing No.6	Aaa / AAA / AAA	£1,000,000,000.00	4.86000%	0.125%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	2.46000%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.17000%	0.430%
Series 3 Class B	Permanent Financing No.3	Aa3 / AA / AA	$52,000,000.00	2.46000%	0.350%
Series 3 Class B	Permanent Financing No.4	Aa3 / AA / AA	$75,800,000.00	2.46000%	0.230%
Series 3 Class B	Permanent Financing No.5	Aa3 / AA / AA	$32,500,000.00	2.46000%	0.260%
Series 3 Class B	Permanent Financing No.6	Aa3 / AA / AA	£35,300,000.00	4.86000%	0.230%
Series 3 Class M	Permanent Financing No.4	A2/A/A	$40,400,000.00	2.46000%	0.370%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	2.46000%	1.200%
Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.17000%	1.450%
Series 3 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$52,000,000.00	2.46000%	1.150%
Series 3 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$55,400,000.00	2.46000%	0.800%
Series 3 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$27,000,000.00	2.46000%	0.820%
Series 3 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£34,200,000.00	4.86000%	0.680%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A1	Permanent Financing No.3	Aaa / AAA / AAA	€700,000,000.00	2.17000%	0.190%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	2.46000%	0.220%
Series 4 Class A	Permanent Financing No.4	Aaa / AAA / AAA	€1,500,000,000.00	2.17000%	0.150%

Series 4 Class A	Permanent Financing No.5	Aaa / AAA / AAA	€1,000,000,000.00	2.17000%	0.170%
Series 4 Class A	Permanent Financing No.6	Aaa / AAA / AAA	€750,000,000.00	2.17000%	0.140%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	4.86000%	0.180%
Series 4 Class A2	Permanent Financing No.3	Aaa / AAA / AAA	£750,000,000.00	4.86000%	0.190%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	4.86000%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.17000%	0.450%
Series 4 Class B	Permanent Financing No.3	Aa3 / AA / AA	€62,000,000.00	2.17000%	0.390%
Series 4 Class B	Permanent Financing No.4	Aa3 / AA / AA	€85,000,000.00	2.17000%	0.352%
Series 4 Class B	Permanent Financing No.5	Aa3 / AA / AA	€43,500,000.00	2.17000%	0.330%
Series 4 Class B	Permanent Financing No.6	Aa3 / AA / AA	€26,100,000.00	2.17000%	0.230%
Series 4 Class M	Permanent Financing No.4	A2/A/A	€62,500,000.00	2.17000%	0.534%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	4.86000%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.17000%	1.450%
Series 4 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€62,000,000.00	2.17000%	1.180%
Series 4 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	€36,000,000.00	2.17000%	0.780%
Series 4 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	€25,300,000.00	2.17000%	0.680%
Series 5 Class A1	Permanent Financing No.4	Aaa / AAA / AAA	€750,000,000.00		3.9615%
Series 5 Class A1	Permanent Financing No.5	Aaa / AAA / AAA	£500,000,000.00		5.625%
Series 5 Class A1	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.86000%	0.150%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	4.86000%	0.250%
Series 5 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£400,000,000.00		5.521%
Series 5 Class A2	Permanent Financing No.4	Aaa / AAA / AAA	£1,100,000,000.00	4.86000%	0.170%
Series 5 Class A2	Permanent Financing No.5	Aaa / AAA / AAA	£750,000,000.00	4.86000%	0.190%
Series 5 Class A2	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.86000%	0.160%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	4.86000%	0.450%
Series 5 Class B	Permanent Financing No.3	Aa3 / AA / AA	€20,000,000.00	2.17000%	0.450%
Series 5 Class B	Permanent Financing No.4	Aa3 / AA / AA	£43,000,000.00	4.86000%	0.330%
Series 5 Class B	Permanent Financing No.5	Aa3 / AA / AA	£47,000,000.00	4.86000%	0.350%
Series 5 Class B	Permanent Financing No.6	Aa3 / AA / AA	£34,800,000.00	4.86000%	0.310%
Series 5 Class M	Permanent Financing No.4	A2/A/A	£32,000,000.00	4.86000%	0.500%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	4.86000%	1.450%
Series 5 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€20,000,000.00	2.17000%	1.230%
Series 5 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£54,000,000.00	4.86000%	0.900%
Series 5 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£39,000,000.00	4.86000%	0.850%
Series 5 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£33,700,000.00	4.86000%	0.800%

Funding level Reserve Fund requirement	£460,000,000.00
Balance brought forward	£311,791,814.40
Drawings this period	£—
Top-up this period*	£10,561,660.93
Current Balance	£322,353,475.33

Liquidity Facility Original Amount	£150,000,000.00
Balance brought forward	£150,000,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£150,000,000.00

*Top-ups only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £21,500,000,000 to 9th June 2007.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding	Seller
December 2004	£32,877,011,570.71	£23,942,646,291.41	£8,934,365,279.30	72.82489%	27.17511%
November 2004	£24,057,931,158.53	£20,089,629,291.41	£3,968,301,867.12	83.50522%	16.49478%
October 2004	£24,980,285,014.68	£20,089,629,291.41	£4,890,655,723.27	80.42194%	19.57806%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
December 2004	£738,663,884.46	£253,673,208.41	£992,337,092.87
November 2004	£692,434,099.17	£181,604,366.89	£874,038,466.06
October 2004	£635,350,728.80	£195,278,611.26	£830,629,340.06
	£2,066,448,712.43	£630,556,186.56	£2,697,004,898.99

Principal Distribution

Month	Funding	Seller
December 2004	£992,337,092.87	£—
November 2004	£—	£874,038,466.06
October 2004	£—	£830,629,340.06
	£992,337,092.87	£1,704,667,806.12

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
December 2004	£142,106,010.71	£2,851,352.00	£—	£144,957,362.71
November 2004	£122,097,711.54	£2,157,959.12	£—	£124,255,670.66
October 2004	£110,259,558.93	£2,497,391.45	£—	£112,756,950.38
	£374,463,281.18	£7,506,702.57	£—	£381,969,983.75

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
December 2004	£—	£1,371,991.11	£143,585,371.60
November 2004	£2,783.35	£454,252.31	£123,798,635.00
October 2004	£—	£1,083,217.04	£111,673,733.34
	£2,783.35	£2,909,460.46	£379,057,739.94

Revenue Distribution

Month	Funding	Seller
December 2004	£105,977,905.31	£37,607,466.29
November 2004	£104,055,684.55	£19,742,950.45
October 2004	£90,492,646.58	£21,181,086.76
	£300,526,236.44	£78,531,503.50

Losses Ledger

Month	Losses
Balance b/fwd	£8,096.21

December 2004	£—
November 2004	£3,245.80
October 2004	£-9,891.82

Closing Balance	£8,096.21

Losses Distribution

Month	Funding	Seller	Reconciliation
December 2004	£—	£—	£—
November 2004	£2,359.81	£885.99	£—
October 2004	£-7,703.33	£-2,188.49	£—
	£-5,343.52	£-1,302.50	£—

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
December 2004	3.02%	3.33%	3.81%
November 2004	3.63%	3.70%	3.97%
October 2004	3.33%	3.84%	4.11%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	98,672	£9,611,178,962.83	30.14%
Midlands & East Anglia	108,598	£7,022,715,468.57	22.02%
North	93,020	£4,314,216,157.85	13.53%
North West	74,193	£3,712,978,095.58	11.64%
South Wales & West	71,280	£4,700,572,953.20	14.74%
Scotland	45,242	£2,191,035,595.74	6.87%
Unknown	4,629	£336,425,004.10	1.05%
Totals	495,634	£31,889,122,237.87	100.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 6) PLC
(Registrant)

Date 14th January 2005	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 14th January 2005	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 14th January 2005	/s/David Balai

By: David Balai
Title: Director